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                                                                 EXHIBIT (a)(1)

                                   IBP, inc.
                            800 Stevens Port Drive
                       Dakota Dunes, South Dakota 57049

January 5, 2001
Dear Stockholder:

  We are pleased to inform you that IBP, inc. ("IBP") has entered into a merger agreement with Tyson Foods, Inc. ("Tyson"), pursuant to which a wholly owned subsidiary of Tyson has commenced a tender offer to purchase up to 50.1% of the outstanding shares of IBP's common stock ("IBP Common Stock") for $30.00 per share in cash. The tender offer is conditioned upon, among other things, clearance by antitrust regulators in the United States. Tyson has also agreed to commence an exchange offer, pursuant to which Tyson would offer to exchange, for each share of IBP Common Stock, a number of shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the exchange offer is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each share of IBP Common Stock tendered in the exchange offer will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each share of IBP Common Stock tendered in the exchange offer will be exchanged for 1.948 shares of Tyson Class A Common Stock. The tender offer and exchange offer will be followed by a merger, in which each share of IBP Common Stock not purchased in the tender or exchange offers will be converted into the right to receive a number of shares of Tyson Class A Common Stock having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the fifth trading day before the effective time of the merger is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is either less than $12.60 or greater than $15.40 during this period, the exchange ratio will be adjusted in the same manner as in the exchange offer.

  Your Board of Directors has determined that the merger agreement, the Tyson tender offer, the Tyson exchange offer and the merger, taken together, are fair to and in the best interests of IBP's stockholders, and unanimously recommends that the holders of IBP Common Stock accept the Tyson offer and tender their shares of IBP Common Stock in the offer.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Amendment No. 2 to the
Schedule 14D-9, including the respective written opinions of the financial advisors to the special committee of the Board, J.P. Morgan Securities Inc. and Peter J. Solomon Company Limited, that, as of the date of the merger agreement, the consideration to be received by the holders of IBP Common Stock in the tender offer, exchange offer and the merger is fair from a financial point of view to IBP's stockholders. A copy of the J.P. Morgan and Peter J. Solomon written opinions, which set forth the assumptions made, procedures followed and matters considered in the rendering of the opinions, can be found in Annexes A and B, respectively, to the Schedule 14D-9. You should read the opinions carefully and in their entirety.

  Enclosed are the Tyson Offer to Purchase, dated January 5, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Amendment No. 2 to the Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          Robert L. Peterson
                                          Chairman of the Board and
                                           Chief Executive Officer